Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Planar Systems, Inc. and Subsidiaries:

We consent to the use of our reports, dated December 12, 2005, with respect to the consolidated balance sheets of Planar Systems, Inc. and subsidiaries as of September 30, 2005 and September 24, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005 and the effectiveness of internal control over financial reporting as of September 30, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/    KPMG LLP

Portland, Oregon

August 28, 2006